FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For July 8, 2004
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                  Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                  No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

	5 July 2004	1
NOTIFICATION OF MAJOR INTERESTS IN SHARES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 8, 2004

Helen O’Byrne Company Secretary ebookers plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO. ___________

All relevant boxes should be completed in block letters.

1. Name of company	2. Name of shareholder having a major interest

EBOOKERS PLC	DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOTIFICATION RELATES TO SHARES HELD BY SHAREHOLDER IN 2. ABOVE

NOT APPLICABLE

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/ amount of stock disposed:	8. Percentage of issued class:

NOT KNOWN	NOT KNOWN	—	—

9. Class of security	10. Date of transaction:		11. Date company informed:

14P ORDINARY SHARES	NOT KNOWN		05/07/2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification

3,585,086 SHARES	5.5136%

14. Any additional information	15. Name of contact and telephone number for queries

HELEN O’BYRNE - 020 7489 2208

16. Name and signature of company official responsible for making this notification

HELEN O’BYRNE, COMPANY SECRETARY AND GENERAL COUNSEL

Date of this notification: 06/07/2004